SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b),(c) and (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No.          )*

GIVEN IMAGING LTD.
(Name of Issuer)

ORDINARY SHARES, PAR VALUE NEW ISRAEL SHEKELS 0.05 PER SHARE
(Title of Class of Securities)

2797140
(CUSIP Number)
DECEMBER 31, 2001
Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to the "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

Page 1 of 25 pages

13G
CUSIP No. 2797140	Page 2 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) RDC Rafael Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 6,683,877 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 6,683,877 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,683,877 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.6%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 2797140	Page 3 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) DEP Technology Holdings Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 6,683,877 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 6,683,877 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,683,877 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 26.6%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 2797140	Page 4 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elron Electronic Industries Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 1,829,886 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 1,829,886 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,829,886 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 2797140	Page 5 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Discount Investment Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 12,173,538 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 12,173,538 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,173,538 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.5%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 2797140	Page 6 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IDB Development Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 12,173,538 shares
7	SOLE DISPOSITIVE POWER
8	SHARED DISPOSITIVE POWER 12,173,538 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,173,538 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.5%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 2797140	Page 7 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) IDB Holding Corporation Ltd. (no U.S. I.D. number)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 12,173,538 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 12,173,538 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,173,538 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.5%
12	TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 2797140	Page 8 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Leon Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 12,173,538 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 12,173,538 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,173,538 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.5%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 2797140	Page 9 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Oudi Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 12,173,538 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 12,173,538 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,173,538 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.5%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 2797140	Page 10 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Judith Yovel Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 12,173,538 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 12,173,538 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,173,538 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.5%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

13G
CUSIP No. 2797140	Page 11 of 25 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Elaine Recanati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
6	SHARED VOTING POWER 12,173,538 shares
7	SOLE DISPOSITIVE POWER 0
8	SHARED DISPOSITIVE POWER 12,173,538 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,173,538 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 48.5%
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Statement on Schedule 13G relates to the ordinary shares, par value New Israel Shekel 0.05 per share, of Given Imaging Ltd.

Item 1. Name of Issuer and Address of Issuer's Principal Executive Offices.

The Issuer is Given Imaging Ltd., an Israeli corporation (the "Issuer"), and its principal executive offices are located at 2 Ha'Carmel Street, Yoqneam 20692, Israel.

Item 2. Reporting Persons and Class of Securities.

(a), (b) and (c): The Reporting Persons are:

(1) RDC Rafael Development Corporation Ltd., an Israeli corporation ("RDC"), with its principal office at Building 7b, Industrial Area, Yoqneam 20692, Israel.

(2) DEP Technology Holdings Ltd., an Israeli corporation ("DEP"), with its principal office at The Triangular Tower, 43rd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. As of December 31, 2001, DEP owned 50.1% of the voting power of RDC.

(3) Elron Electronic Industries Ltd., an Israeli corporation ("Elron"), with its principal office at The Triangular Tower, 42nd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

(4) Discount Investment Corporation Ltd. ("DIC"), with its principal office at The Triangular Tower, 43rd Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. As of December 31, 2001, DIC owned two-thirds of DEP and Elron owned one-third of DEP. In addition, as of such date, DIC owned approximately 42% of Elron. Pursuant to an agreement dated November 19, 2001 between DIC and Elron, DIC agreed to sell to Elron all of DIC's shares of DEP in consideration of additional shares of Elron. The consummation of the sale is conditioned upon obtaining certain approvals, which as of February 13, 2002 have not yet been obtained.

(5) IDB Development Corporation Ltd., an Israeli corporation ("IDB Development"), with its principal office at The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. As of December 31, 2001, IDB Development owned approximately 71.7% of the outstanding shares of DIC.

(6) IDB Holding Corporation Ltd., an Israeli corporation ("IDB Holding"), with its principal office at The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel. As of December 31, 2001, IDB Holding owned approximately 57.33% of the outstanding shares of IDB Development.

The following persons, all of whom are citizens of Israel, except Mrs. Elaine Recanati who is a citizen of the United States, may by reason of their interests in and relationships with IDB Holding be deemed to control the corporations referred to in paragraphs (1)-(6) above:

(7) Leon Y. Recanati, The Triangular Tower, 44th Floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Page 12 of 25 pages

(8) Oudi Recanati, Quai de L'ile 3 CH-1204, Geneva, Switzerland.

(9) Judith Yovel Recanati, 64 Kaplan Street, Herzliya, Israel.

(10) Elaine Recanatii, 23 Shalva Street, Herzliya, Israel.

Mr. Leon Recanati and Mrs. Judith Yovel Recanati are brother and sister and Mr. Oudi Recanati is their first cousin. They are the nephews and niece of Mrs. Elaine Recanati. As of December 31, 2001, companies controlled by Oudi Recanati, Leon Recanati, Judith Yovel Recanati and Elaine Recanati held in the aggregate approximately 51.7% of the voting power and equity of IDB Holding.

(d) The class of securities to which this Schedule 13G relates is the ordinary shares, par value New Israel Shekel 0.05 per share, of the Issuer (the "Ordinary Shares"). The Ordinary Shares are traded on the National Association of Securities Dealers Automatic Quotation System.

(e) The CUSIP number for the Ordinary Shares is 2797140.

Item 3. If this Statement is Filed Pursuant to Rule 13-d-1(b), or 13d-2(b) or (c), check whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act.

(b) ☐ Bank as defined in Section 3(a) (6) of the Exchange Act.

(c) ☐ Insurance company as defined in Section 3(a) (19) of the Exchange Act.

(d) ☐ Investment company registered under Section 8 of the Investment Company Act.

(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b) (1) (ii) (F).

(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b) (1) (ii) (G).

(h) ☐ A saving association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act.

(j) ☐ Group, in accordance with Rule 13d-1(b) (1) (ii) (J).

Page 13 of 25 pages

Item 4. Ownership

The Reporting Persons are advised by the Issuer that there were 25,104,913 outstanding Ordinary Shares as of January 28, 2002. As of December 31, 2001, RDC directly owned 6,683,877 Ordinary Shares, or approximately 26.6% of the outstanding Ordinary Shares, DIC directly owned 3,659,775 Ordinary Shares, or approximately 14.6% of the outstanding Ordinary Shares and Elron directly owned 1,829,886 Ordinary Shares, or approximately 7.3% of the outstanding Ordinary Shares. As of such date, DEP by reason of its voting interest in RDC, may be deemed to share the power to vote and dispose of the 6,683,877 Ordinary Shares owned by RDC. As of December 31, 2001, (i) DIC, by reason of its direct ownership of 3,659,775 Ordinary Shares and its ownership interest in DEP and Elron, (ii) IDB Development, by reason of its ownership interest in DIC, (iii) IDB Holding, by reason of its ownership interest in IDB Development, and (iv) the Reporting Persons who are natural persons, by reason of their interests in and relationships with IDB Holding, may be deemed to share the power to vote and dispose of 12,173,538 Ordinary Shares directly owned by RDC, DIC and Elron, or approximately 48.5% of the outstanding Ordinary Shares.

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Reference is made to Item 4 of this Schedule 13G.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

A group has filed this Schedule 13G pursuant to Rule 13d-1(d). Each member of the group is identified in Item 2 above.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

Page 14 of 25 pages

Signature

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Statement is true, complete and correct.

Dated: February 13, 2002

RDC RAPHAEL DEVELOPMENT CORPORATION LTD.
DEP TECHNOLOGY HOLDINGS LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
LEON RECANATI
OUDI RECANATI
JUDITH YOVEL RECANATI
ELAINE RECANATI

By: IDB HOLDING CORPORATION LTD.

By:      s/ JAMES I. EDELSON
James I. Edelson, U.S. Resident Secretary of IDB Holding Corporation Ltd. for itself and on behalf of RDC Raphael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., Discount Investment Corporation Ltd., IDB Development Corporation Ltd., Leon Recanati, Oudi Recanati, Judith Yovel Recanati and Elaine Recanati pursuant to the agreements annexed to this Schedule 13G as Exhibits 1-9.

Page 15 of 25 pages

EXHIBIT INDEX

Exhibit 1- Agreement dated February 5, 2002 between RDC and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of RDC.

Exhibit 2- Agreement dated February 5, 2002 between DEP and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of DEP.

Exhibit 3- Agreement dated February 5, 2002 between Elron and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments thereto on behalf of Elron.

Exhibit 4- Agreement dated February 3, 2002 between DIC and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of DIC.

Exhibit 5- Agreement dated February 3, 2002 between IDB Development and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of IDB Development.

Exhibit 6- Agreement dated February 3, 2002 between Leon Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Mr. Recanati.

Exhibit 7- Agreement dated February 3, 2002 between Oudi Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Mr. Recanati.

Exhibit 8- Agreement dated February 3, 2002 between Judith Yovel Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Mrs. Recanati.

Exhibit 9- Agreement dated February 3, 2002 between Elaine Recanati and IDB Holding authorizing IDB Holding to file this Schedule 13G and any amendments hereto on behalf of Mrs. Recanati.

Page 16 of 25 pages

EXHIBIT 1

                                                                             Tel Aviv, February 5, 2002

IDB Holding Corporation Ltd.
The Triangle Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, Israel 67023
Israel

Gentlemen:

          Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

          IDBH is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                                          Very truly yours,

                                                                          R.D.C. Rafael Development
                                                                              Corporation Ltd.

                                                                          By:s/ REUBEN BARON
                                                                            Reuben Baron

Agreed:

s/ JAMES I. EDELSON, U.S. Resident Corporate Secretary
IDB Holding Corporation Ltd.

Page 17 of 25 pages

EXHIBIT 2

                                                                        Tel Aviv, February 6, 2002

IDB Holding Corporation Ltd.
The Triangle Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, Israel 67023
Israel

Gentlemen:

          Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

          IDBH is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                                         Very truly yours,

                                                                         DEP Technology Holdings Ltd.

                                                                        By:s/ YARON TAL     DORON BIRGER
                                                                                   Yaron Tal               Doron Birger

Agreed:

s/ JAMES I. EDELSON, U.S. Resident Corporate Secretary
IDB Holding Corporation Ltd.

Page 18 of 25 pages

EXHIBIT 3

                                                                          Tel Aviv, February 5, 2002

IDB Holding Corporation Ltd.
The Triangle Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, Israel 67023
Israel

Gentlemen:

          Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

          IDBH is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                                         Very truly yours,

                                                                         s/ DORON BIRGER
                                                                         Elron Electronic Industries Ltd.

Agreed:

s/ JAMES I. EDELSON, U.S. Resident Corporate Secretary
IDB Holding Corporation Ltd.

Page 19 of 25 pages

EXHIBIT 4

                                                                         Tel Aviv, February 3, 2002

                                                                         Our Ref: D13/G6-2022

IDB Holding Corporation Ltd.
The Triangle Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, Israel 67023
Israel

Gentlemen:

          Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

          IDBH is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                                         Very truly yours,

                                                                         DISCOUNT INVESTMENT CORPORATION

                                                                         By:s/ ZIV LEITMAN      MICHEL DAHAN
                                                                                   Ziv Leitman           Michel Dahan

Agreed:

s/ ARTHUR CAPLAN E. COHEN
IDB Holding Corporation Ltd.

Page 20 of 25 pages

EXHIBIT 5

                                                                         February 3, 2002

IDB Holding Corporation Ltd.
The Triangle Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, Israel 67023
Israel

Gentlemen:

Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

IDBH is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                                         Very truly yours,

                                                                         IDB Development Corporation Ltd.

                                                                         By:s/A. CAPLAN E. COHEN
                                                                                 A. Caplan E. Cohen

Agreed:

s/James I. Edelson, U.S. Resident Corporate Secretary
IDB Holding Corporation Ltd.

Page 21 of 25 pages

EXHIBIT 6

                                                                             February 3, 2002

IDB Holding Corporation Ltd.
The Triangle Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, Israel 67023
Israel

Gentlemen:

Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

IDBH is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                                         Very truly yours,

                                                                         s/ LEON RECANATI
                                                                            Leon Recanati

Agreed:   IDB Holding Corporation Ltd.

                By: s/ JAMES I. EDELSON
                        James I. Edelson, U.S.
                         Resident Secretary

Page 22 of 25 pages

EXHIBIT 7

                                                                            February 3, 2002

IDB Holding Corporation Ltd.
The Triangle Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, Israel 67023
Israel

Gentlemen:

Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

IDBH is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                                         Very truly yours,

                                                                         s/ OUDI RECANATI
                                                                             Oudi Recanati

Agreed:   IDB Holding Corporation Ltd.

                By: s/ JAMES I. EDELSON
                        James I. Edelson, U.S.
                         Resident Secretary

Page 23 of 25 pages

EXHIBIT 8

                                                                                     February 3, 2002

IDB Holding Corporation Ltd.
The Triangle Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, Israel 67023
Israel

Gentlemen:

Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

IDBH is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                                          Very truly yours,

                                                                          s/ JUDITH RECANATI
                                                                          Judith Recanati

Agreed:   IDB Holding Corporation Ltd.

                By: s/ JAMES I. EDELSON
                        James I. Edelson, U.S.
                         Resident Secretary

Page 24 of 25 pages

EXHIBIT 9

                                                                          February 3, 2002

IDB Holding Corporation Ltd.
The Triangle Tower, 44th Floor
3 Azrieli Center
Tel-Aviv, Israel 67023
Israel

Gentlemen:

Pursuant to rule 13d-1(k) (1) (iii) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees that IDB Holding Corporation Ltd. ("IDBH") may file as necessary on behalf of the undersigned with the Securities and Exchange Commission a Schedule 13D or a Schedule 13G and any amendments thereto in respect of shares of Given Imaging Ltd. purchased, owned or sold from time to time by the undersigned.

IDBH is hereby authorized to file a copy of this letter as an exhibit to said Schedule 13D or Schedule 13G or any amendments thereto.

                                                                         Very truly yours,

                                                                         s/ ELAINE RECANATI
                                                                            Elaine Recanati

Agreed:   IDB Holding Corporation Ltd.

                By: s/ JAMES I. EDELSON
                        James I. Edelson, U.S.
                         Resident Secretary

Page 25 of 25 pages